UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 2, 2009

Mr. President
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S             /             D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Distribution and Marketing Company of the North, S.A.) (EDENOR S.A.) (the “Company”) – Hecho Relevante (News Release)

Dear Mr. President:

I have the pleasure of addressing you in accordance with Article XXI of the Regulations of the Comisión Nacional de Valores (“CNV”), in order to inform that we have been notified of the lawsuit “UNIÓN DE USUARIOS Y CONSUMIDORES c/ EN Decree 1957/06 (RES. ENRE N° 51/07) y Otros s/ PROCESO DE CONOCIMIENTO” filed by a users’ and consumers’ legal defense association, against the National Government and EDENOR, found in the Juzgado Nacional de 1ra Instancia en lo Contencioso Administrativo Federal N° 12, Secretaría 23 (National Court of First Instance in Federal Administrative Contention No. 12, Secretariat 23), issued by Dr. Guillermo E. Rossi.

The lawsuit has the following objectives:

a)
The repeal of clause 4.6, and corresponding parts of Annex 1 (Acta Acuerdo) of the Decreto PEN Nro. 1975/2006, dated 12/28/2006, BO 1/8/2007, Nro. 31.068, inasmuch as they provide for increases in electric energy service rates that are retroactively effective;

b)	That Resolution ENRE 51-07, dated 1/30/2007, BO 2/5/2007, inasmuch as it authorizes retroactive increases in rates in favor of EDENOR, be without effect;

c)	That any rate increase with retroactive character of the services provided by EDENOR be without effect;

d)	That EDENOR reimburse its users, in full, of all the sums referred to by these retroactive rate increases, for the period of November 1, 2005 through January 31, 2007.

e)
That the reimbursement be put into effect via a credit to the users on the first invoice made after repeal of the act in question, plus the interest that is applied monthly by each lending firm to the debtors.

In addition, I inform you that although a preemptive measure to suspend payment by users of the established increase was requested in this lawsuit, we have noticed as of the above date that the request for said measure has been rejected.

As such, I inform you that Edenor has given express instructions to its legal advisors to contest said lawsuit, rejecting all of its terms as inadmissible, through the available procedures to this end.

Sincerely,

Jaime J. Barba

Edenor S.A.
Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Luis Pablo Rogelio Pagano

Luis Pablo Rogelio Pagano

Chief Financial Officer

Date:December 2, 2009